Exhibit 2.1
AGREEMENT AND PLAN OF MERGER
     This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of August 3, 2009 by and between Energy West, Incorporated, a Montana corporation (“Energy West”), Energy West Merger Sub, Inc., a Montana corporation (“MergerSub”), and Energy, Inc., a Montana corporation (“Holdco”).
RECITALS:
     WHEREAS, the Board of Directors of Energy West deems it advisable to reorganize Energy West to create a holding company structure;
     WHEREAS, Energy West has an authorized capitalization consisting of (i) 15,000,000 shares of Common Stock, par value $0.15 per share (“Energy West Common Stock”), of which 4,353,585 shares are issued and outstanding as of May 1, 2009, and (ii) 1,500,000 shares of Cumulative Preferred Stock, par value $0.15 per share, of which no shares are issued and outstanding as of May 1, 2009;
     WHEREAS, MergerSub has an authorized capitalization consisting of 100 shares of common stock (“MergerSub Stock”), all of which shares have been issued and are outstanding and owned beneficially and of record by Holdco;
     WHEREAS, Holdco has an authorized capitalization consisting of (i) 15,000,000 shares of Common Stock, par value $0.15 per share (“Holdco Common Stock”), of which 100 shares are issued and outstanding as of July 6, 2009 and owned beneficially and of record by Energy West, and (ii) 1,500,000 shares of Preferred Stock, par value $0.15 per share, of which no shares are issued and outstanding as of July 6, 2009; and
     WHEREAS, the Boards of Directors of the respective parties hereto deem it advisable to merge MergerSub into Energy West (the “Merger”) in accordance with the Montana Business Corporation Act, this Agreement and the Articles of Merger (the “Articles”), whereby the holders of shares of Energy West Common Stock will receive shares of Holdco Common Stock and Energy West will thereby become a wholly-owned subsidiary of Holdco.
     NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements herein contained, the parties hereto agree that the Merger will occur, and that the terms, conditions and mode of carrying the Merger into effect will be as follows:
ARTICLE I
THE MERGER
     (a) Subject to and in accordance with the provisions of this Agreement, the Articles shall be executed by each of Energy West and MergerSub and thereafter delivered to the Secretary of State of the State of Montana for filing, as provided in Section 35-1-816 of the Montana Business Corporation Act. The Merger shall become effective upon the filing of the Articles with the Montana Secretary of State (the “Effective Time”). At the Effective Time, the separate existence of MergerSub shall cease and MergerSub shall be merged with and into

Energy West (MergerSub and Energy West being sometimes referred to herein as the “Constituent Entities” and Energy West, the entity designated in the Articles as the surviving entity, being sometimes referred to herein as the “Surviving Entity”).
     (b) Prior to and after the Effective Time, Holdco, Energy West and MergerSub, respectively, shall take all such action as may be necessary or appropriate in order to effectuate the Merger. Holdco shall issue the shares of Holdco Common Stock that the holders of Energy West Common Stock will be entitled to receive as provided in Article II hereof. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Entity with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Constituent Entities, then the officers and directors of each of the Constituent Entities as of the Effective Time shall take all such further action.
     (c) This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g). Each party hereto shall use its commercially reasonable efforts to cause the Merger to qualify, and shall not knowingly take any actions or cause any actions to be taken which could reasonably be expected to prevent the Merger from qualifying, as a reorganization within the meaning of Section 368(a) of the Code.
ARTICLE II
TERMS OF CONVERSION AND EXCHANGE OF SHARES
     At the Effective Time:
     (a) Each share of Energy West Common Stock issued, whether or not outstanding immediately prior to the Merger, shall be changed and converted into one share of Holdco Common Stock, which shall thereupon be issued, fully paid and nonassessable.
     (b) Each outstanding option to purchase Energy West Common Stock (an “Energy West Stock Option”) issued pursuant to Energy West’s 2002 Stock Option Plan (which at the Effective Time of the Merger will become Holdco’s 2002 Stock Option Plan), whether vested or not vested or exercisable, shall be deemed to constitute an option (a “Holdco Stock Option”) to acquire, on the same terms and conditions as were applicable under such Energy West Stock Option (including the price per share), the same number of shares of Holdco Common Stock as the holder of such Energy West Stock Option would have been entitled to receive upon the exercise of such Energy West Stock Option.
     (c) Each share of MergerSub Stock issued, whether or not outstanding, shall be converted into one share of common stock of the Surviving Entity.
     (d) Each share of Holdco Common Stock owned by Energy West immediately prior to the Merger shall automatically be canceled and retired and shall cease to exist.

ARTICLE III
ARTICLES OF INCORPORATION
     From and after the Effective Time, and until thereafter amended as provided by law, the Articles of Incorporation of Energy West, as in effect immediately prior to the Merger, shall be and continue to be the Articles of Incorporation of Energy West as the Surviving Entity.
     From and after the Effective Time, the Bylaws of Energy West, as in effect immediately prior to the Merger, shall be and continue to be the Bylaws of Energy West as the Surviving Entity.
ARTICLE IV
DIRECTORS AND OFFICERS
     The persons who are the directors and officers of Energy West immediately prior to the Merger shall continue as directors and officers of Energy West as the Surviving Entity.
ARTICLE V
TRANSFER OF ASSETS AND LIABILITIES
     (a) Assumption of Options. At the Effective Time, all unexercised and unexpired options to purchase Energy West Common Stock (“Options”) then outstanding under the 2002 Stock Option Plan, whether or not then exercisable, will be assumed by Holdco. Each Option so assumed by Holdco under this Agreement will continue to have, and be subject to, the same terms and conditions as set forth in the 2002 Stock Option Plan and any agreements thereunder immediately prior to the Effective Time (including, without limitation, the vesting schedule (without acceleration thereof by virtue of the Merger and the transactions contemplated hereby) and per share exercise price) except that each Option will be exercisable (or will become exercisable in accordance with its terms) for that number of shares of Holdco Common Stock equal to the number of shares of Energy West Common Stock that were subject to such Option immediately prior to the Effective Time. The conversion of any Options which are “incentive stock options” within the meaning of Section 422 of the Code into Holdco Stock Options shall be made in a manner consistent with Section 424(a) of the Code so as not to constitute a “modification” of such Options within the meaning of Section 424 of the Code.
     (b) Assumption of Option Plans and Stock Incentive Plans. Energy West and Holdco hereby agree that they will, at or promptly following the Effective Time, execute, acknowledge and deliver an assignment and assumption pursuant to which, from and after the Effective Time, Energy West will assign to Holdco, and Holdco will assume and agree to perform, all obligations of Energy West pursuant to:
     (i) the 2002 Stock Option Plan;
     (ii) the Energy West Employee Stock Ownership Plan Trust Agreement;
     (iii) Energy West’s 401(k) Defined Contribution Plan;

     (iv) Energy West’s Dividend Reinvestment Plan;
     (v) the Energy West Senior Management Incentive Plan;
     (vi) the Amended and Restated Energy West, Incorporated Deferred Compensation Plan for Directors (together with the items listed in (i) through (v) above, the “Stock Plans”); and
     (vii) each stock option agreement and/or similar agreement entered into pursuant to the 2002 Stock Option Plan and each outstanding Option granted thereunder (the “Option Agreements”).
Further, at the Effective Time, Stock Plans and the Option Agreements shall each be automatically amended as necessary to provide that references to Energy West in such agreements shall be read to refer to Holdco.
ARTICLE VI
STOCK CERTIFICATES
     Following the Effective Time, each holder of an outstanding certificate or certificates theretofore representing shares of Energy West Common Stock may, but shall not be required to, surrender the same to Holdco for cancellation or transfer, and each such holder or transferee will be entitled to receive certificates (or book entry shares) representing the same number of shares of Holdco Common Stock as the shares of Energy West Common Stock previously represented by the stock certificates (or 2002 Stock Option Plan shares) surrendered. Until so surrendered or presented for transfer, each outstanding certificate which, prior to the Effective Time, represented Energy West Common Stock shall be deemed and treated for all corporate purposes to represent the ownership of the same number of shares of Holdco Common Stock as though such surrender or transfer and exchange had taken place. The stock transfer books for the Energy West Common Stock shall be deemed to be closed at the Effective Time and no transfer of outstanding shares of Energy West Common Stock shall thereafter be made on such books.
ARTICLE VII
CONDITIONS OF THE MERGER
     Consummation of the Merger is subject to the satisfaction of the following conditions:
     (a) The Merger shall have received the approval of Holdco, as the sole stockholder of MergerSub, as required by the Montana Business Corporation Act.
     (b) The Holdco Common Stock to be issued pursuant to the Merger shall have been approved for listing, upon official notice of issuance, by the Nasdaq Global Market.
     (c) Energy West and Holdco will have negotiated and obtained any and all necessary amendments or consents from Energy West’s lenders.
     (d) Energy West, in its capacity as the sole stockholder of Holdco, will elect each person who is then a member of the board of directors of Energy West as a director of Holdco,

each of whom shall serve until his successor is elected and qualified in accordance with the Articles of Incorporation of Holdco.
ARTICLE VIII
AMENDMENT AND TERMINATION
     The parties hereto by mutual consent of their respective Boards of Directors may amend, modify or supplement this Agreement in such manner as may be agreed upon by them in writing, at any time before or after approval of this Agreement by the shareholders of Energy West; provided, however, that no such amendment, modification or supplement shall, in the sole judgment of the Board of Directors of Energy West, materially and adversely affect the rights of the shareholders of Energy West.
     This Agreement may be terminated and the Merger and other transactions herein provided for abandoned at any time, by action of the Board of Directors of Energy West if said Board of Directors determines for any reason that the consummation of the transactions provided for herein would for any reason be inadvisable or not in the best interests of Energy West or its shareholders.
ARTICLE IX
EFFECTIVE TIME OF THE MERGER
     Subject to the prior satisfaction of the conditions of the Merger set forth in Article VII hereof and the authority to terminate this Agreement as set forth in Article VIII hereof, the Constituent Entities and Holdco shall do all such acts and things as shall be necessary or desirable in order to make the Effective Time occur as of the close of business on the date of filing with the Montana Secretary of State but not later than the day of the closing of the Merger transaction contemplated by this Agreement.
ARTICLE X
MISCELLANEOUS
     This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original, and such counterparts shall together constitute but one and the same instrument.
[signatures to immediately follow]

     IN WITNESS WHEREOF, Energy West, MergerSub and Holdco, pursuant to approval and authorization duly given by resolutions adopted by their respective Boards of Directors, have each caused this Agreement and Plan of Merger to be executed by the following duly authorized executive officers.
ENERGY WEST, INCORPORATED

By: Name:	/s/ Kevin J. Degenstein Kevin J. Degenstein
Title:	President and Chief Operating Officer
ENERGY WEST MERGER SUB, INC.

By: Name:	/s/ Thomas J. Smith Thomas J. Smith
Title:	President
ENERGY, INC.

By:	/s/ Richard M. Osborne
Name:	Richard M. Osborne
Title:	Chairman and Chief Executive Officer